United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 27, 2024

Viveon Health Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39827	85-2788202
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3480 Peachtree Road NE

2nd Floor - Suite #112

Atlanta, Georgia 30326

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (404) 861-5393

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units	VHAQU	NYSE American, LLC**

Common Stock	VHAQ	NYSE American, LLC**

Warrants	VHAQW	*

Rights	VHAQR	NYSE American, LLC**

* The Warrants trade on the OTC Pink Marketplace maintained by the OTC Markets Group, Inc.

** The Units, Common Stock and Rights remain listed on the NYSE American pending the outcome of an appeal. Although trading has been suspended on the NYSE American, the securities are currently traded on the OTC Pink Marketplace maintained by the OTC Markets Group, Inc

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Non-Redemption Agreement

Viveon Health Acquisition Corp. (the “Company”), is holding a Special Meeting of its Shareholders on March 27, 2024 (the “Special Meeting”), for the purpose of (i) approving an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), to extend the date by which the Company must consummate a business combination from March 31, 2024 through and including September 30, 2024 (the “Extension Amendment Proposal”), and (ii) amending the Investment Management Trust Agreement with Continental Stock Transfer & Trust (the “Trust Amendment Proposal”). Pursuant to the Company’s Charter, holders of public shares of the Company may redeem such shares (the “Redemption Rights”) in connection with the Extension Amendment Proposal.

On March 27, 2024, (the Company, entered into a non-redemption agreement (the “Non-Redemption Agreement”) with Viveon Health LLC (the “Sponsor”) and certain institutional investors named therein (the “Investors”). Pursuant to the Non-Redemption Agreement, the Investors have agreed that, in connection with the Special Meeting, the Investors will not exercise their Redemption Rights, or they will rescind or reverse previously submitted redemption requests prior to the Special Meeting. Under the terms of the Non-Redemption Agreement, if the Investors do not exercise their Redemption Rights, or validly rescind previously submitted redemption requests, and the Extension Amendment Proposal and the Trust Amendment Proposal are approved, then promptly following the consummation of the proposed business combination, the Sponsor shall forfeit 150,000 shares of Company common stock (the “Forfeited Shares”) and the Company shall issue 150,000 shares of Company common stock, in the aggregate, to the Investors (the “New Shares”), for no additional consideration. The New Shares shall be issued free and clear of any liens or other encumbrances, other than (x) pursuant to the provisions of the letter agreement, dated December 22, 2020, by and between the Company and the Sponsor, (y) restrictions on transfer imposed by the securities laws, and (z) any other agreement relating to the shares held by the Sponsor entered into in connection with the proposed business combination (which shall be no less favorable or more restrictive than what is agreed to by the Sponsor). At the Investors’ election, in lieu of receiving the New Shares, following the satisfaction of Redemption Rights in connection with the consummation of the proposed business combination, the Company shall cause its transfer agent to pay to the Investors directly from the Company’s trust account an amount in cash equal to the product of (i) 150,000 and (ii) the final per-share redemption price then available to Company stockholder (the “Share Consideration Payment”). In order to receive the Share Consideration Payment, the Investors shall not redeem 150,000 publicly traded shares of common stock of the Company at the time of the business combination redemption deadline.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Redemption Agreement, a form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 9.01	Exhibits and Financial Statements

(d) Exhibits.

Exhibit No.	Description
10.1	Non-Redemption Agreement, dated March 27, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIVEON HEALTH ACQUISITION CORP.

Date: March 27, 2024	By:	/s/ Jagi Gill
	Name:	Jagi Gill
	Title:	Chief Executive Officer